Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: February 2, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

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ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

EVENT DATE/TIME: FEBRUARY 02, 2017 / 1:30PM GMT

OVERVIEW:

Co. and CBS Corporation announced merger of CBS Radio with ETM to create preeminent radio platform.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

CORPORATE PARTICIPANTS

David Field Entercom Communications Corp. - President & CEO

Weezie Kramer Entercom Communications Corp. - Chief Operating Officer

Scott Herman CBS Radio - Chief Operating Officer

Steve Fisher Entercom Communications Corp. - CFO

CONFERENCE CALL PARTICIPANTS

Operator

Anthony DiClemente Nomura Instinet - Analyst

Marci Ryvicker Wells Fargo - Analyst

David Joyce Evercore ISI - Analyst

Tom Eagan Telsey Advisory - Analyst

Kyle Evans Stephens - Analyst

Davis Hebert Wells Fargo - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Good morning and welcome to the conference call. Today’s call is being recorded. After the speakers’ prepared remarks, there will be a question-and-answer session. (Operator Instructions)

I would now like to turn the call over to David Field, President and Chief Executive Officer of Entercom. Mr. Field, please go ahead.

David Field - Entercom Communications Corp. - President & CEO

Thank you, operator, and good morning, everyone. This is David Field, President and CEO of Entercom, and with me is Entercom’s CFO, Steve Fisher. I’m also joined this morning by Entercom’s Chief Operating Officer, Weezie Kramer; and CBS Radio’s Chief Operating Officer, Scott Herman.

Thank you for joining us on short notice. We are excited to be able to discuss the details of Entercom’s agreement to combine with CBS Radio. We’ll start the call by briefing you on this transformative deal and sharing a number of thoughts and why we’re so excited about the future and the impact of this transaction, and, of course, we’ll leave time for your questions.

And before we start, I’d like to remind everyone that this call is being recorded. A replay will be available on both Companies’ website shortly after the conclusion of today’s call and available by phone at the replay number noted in the press release. A presentation supporting today’s call can be found on the Investors page of our Company website.

I also want to remind you that today’s conference call and the related slides include certain forward-looking statements. These forward-looking statements are made in the context of certain risks and uncertainties that can cause actual results to differ. These risks and uncertainties are described in the press release and then our disclaimer statement on page 2 of today’s Investor Presentation, which I do encourage you to read.

The combination of Entercom and CBS Radio is truly a transformational event. You’re going to hear a number of reasons why we are so enthusiastic about this game-changing transaction. But perhaps, number one is that the merger will create a leading local media and entertainment company with the scale that compete much more effectively with other media for a larger share of advertising dollars. We strongly believe this will translate

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call into accelerated growth and enhance shareholder value. And through this combination, we are creating a preeminent radio platform that will reach listeners across 244 stations in 47 top markets, including 23 of the country’s top 25 markets. We will have a tremendous opportunity to bring together two highly complementary companies with compatible strategies, practices and cultures.

We’ve always done a good job of capitalizing on radio’s unique ability to deliver powerful local personal connections. But now, we will do so on a national scale, which should be very attractive to customers. Together, we will have the country’s leading local sports platform and leading news and talk radio platform. We will also be the leading creator of live, original, local audio content with a truly stellar lineup of iconic local brands and popular personalities. Our radio platform is also augmented by robust digital capabilities and a powerful events platform. We will get into more details in these areas in a few minutes.

Those of you who’ve followed us over the years know that we are passionate believers in the power of radio. Radio is the number one reach medium in America and offers advertisers outstanding ROI and local activation. But radio was too often overlooked and undervalued by advertisers. With our enhanced scale and resources, we will be able to tell radio story more effectively and help attract more advertisers to the medium. As a result, we believe this transaction can be a significant catalyst for our Company in the industry.

From a financial standpoint, this combination benefits our current shareholders as well as CBS shareholders. We expect this deal will generate growth in EBITDA and will be accretive to normalized free cash flow and adjusted earnings per share. We have identified $25 million in cost synergies, principally from corporate consolidation. We believe we can deliver those synergies within 12 to 18 months, and we also note this number may be a bit conservative. The combined Company will have a compelling financial profile featuring a healthy balance sheet with pro forma leverage of approximately 4 times debt to EBITDA, strong free cash flow generation and attractive dividend and a market cap of approximately $2 billion. And with our outstanding free cash flow, the Company will be well positioned to consider a larger dividend and still retain the lion share of free cash flow to pay down debt or for other shareholder-friendly uses. Of course, delivering on these opportunities will depend upon management. We have been blessed to have a terrific team of highly talented and motivated leaders and high performers across the country. Together, we have achieved an excellent track record of superior financial performance, and we’ve also successfully integrated dozens of acquisitions and created significant shareholder value.

Before I go into more detail on the compelling strategic benefits of this combination, I’d like to give you a high-level overview of terms. Transaction will be an all-stock Reverse Morris Trust, expected to be tax free to CBS and its shareholders. The detailed process is described in today’s joint press release. After completion of the merger, electing CBS shareholders will receive approximately 105 million Entercom shares or 72% percent of all outstanding shares of the combined company. Existing Entercom shareholders will own approximately 28% of the combined company.

The combined Company, Entercom, will continue to trade on the New York Stock Exchange under the ticker ETM. The Company is expected to have annual revenue of just about $1.7 billion and adjusted EBITDA of approximately $468 million before transaction synergies. The merger will be accretive to both adjusted EPS and normalized free cash flow per share. And for the first time in many years, we will now be a well-capitalized, highly liquid growing and mid-cap radio vehicle for investors. We expect the transaction to close in the second half of 2017, subject to customary closing conditions, regulatory approvals and an Entercom shareholder vote.

In markets where we have more stations that FCC ownership guidelines allow, we will move quickly to make required divestitures. We expect a minimal number of divestitures, approximately 15 of the 244 stations.

I look forward to working closely with both management teams during integration to assemble a leadership team that truly represents the best and brightest from both companies. In fact, with both Entercom’s COO, Weezie Kramer, and CBS Radio’s COO, Scott Herman, in the line with us this morning, I’d like to ask each of them to share a few brief words on their thoughts on the deal. Weezie, why don’t we go to you first?

Weezie Kramer - Entercom Communications Corp. - Chief Operating Officer

Thanks, David. When you combine CBS’ top 25 market footprint, there is sports and news, digital and event platforms with Entercom’s singular focus and belief in radio and then you add in our culture, our systems and processes in our local market approach, the alchemy is crazy good. And I spent over 10 years at CBS before joining Entercom. And so I know firsthand that they have great people and brands, and that also gives me every

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call confidence that mashing up the best of both organizations will create an even better place to work and do business. And I think David said it best earlier, the combination of the two companies gives us the power of local connection at national scale, and I could not be more fired up about the opportunity.

David Field - Entercom Communications Corp. - President & CEO

Thank you, Weezie. Scott?

Scott Herman - CBS Radio - Chief Operating Officer

Thanks, David. I’ve been in radio nearly 40 years and I can’t imagine a better strategic fit than a combined CBS Radio and Entercom. Both companies are best-in-class in so many areas, and this will reunite CBS Radio with many of the markets that were once part of our group. It’ll also be hard-pressed to find two companies that are more culturally alike. This is an exciting day for all of us. I am confident upon closing, we’ll be positioned for strong operational performance moving forward. David?

David Field - Entercom Communications Corp. - President & CEO

Thanks, Scott. Next, I’d like to focus in on some of the specific key opportunities we see for Entercom to activate our enhanced scale and operating expertise to accelerate growth. It starts with content. As I noted before, the combined company will be the leading creator of live original local audio content with many iconic local brands and popular personalities across the truly national footprint. We will have leading positions in local sports and news and talk, and we see continued opportunities to expand these verticals and others such as music and entertainment. We will invest in new value-creating business initiatives to drive revenue across fast-growing digital live events and other complementary platforms.

Importantly, our expanded platform will allow us to compete more effectively with other media to increase radio share of overall advertising dollars, a major growth opportunity given the superior value that radio provides advertisers and the disproportionally small share of revenue it currently attracts.

Our new platform will enable new opportunities in national sales development, and we plan to capitalize on that to gain new advertisers. The deal will also expand our outstanding sales force, which will now be over 1,400 strong, and allow us to implement new local marketing solutions to better reach targeted local audiences. We can’t wait to welcome our talented new colleagues at CBS Radio, and we have the utmost respect for their significant contributions to the industry.

I want to take this opportunity to salute Les Moonves, Joe Ianniell and Andre Fernandez for their outstanding leadership and stewardship of this amazing company over the years.

CBS Radio has an extraordinary history and has set a standard for excellence in broadcasting and journalism and public service over many years. We are honored and we are humbled to become part of this history and work to build a new and exciting future for this incredibly special organization.

Let’s turn to the broader radio industry and why we think this is such an exciting time. Radio reaches more Americans than any other entertainment medium, but what makes radio so powerful is that it is large, local and personal. Listeners have a unique connection to their favorite local radio personalities and that one-to-one connection is delivered with massive scale as radio is America’s number one reach medium with 240 million weekly listeners.

As the New York Times said, more adults use AM and FM radio than any other medium. Radio was also number one in daytime listening, number one in ROI invested local activation. But despite distinct advantages, radio was the most undervalued medium with significant upside potential. Today, radio only captures about 7% of overall advertising spend and with our expanded reach and resources, we plan to compete more aggressively with other medium.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

Just a little more color on some of radio’s key attributes. As I mentioned, radio reaches unmatched with 93% of adults listening each week. Despite the explosion of content and media fragmentation, our vast listenership has remained strong and stable at roughly 240 million listeners over the past seven years.

Radio was also the number one daytime medium, as I mentioned, outpacing all others in the 6:00 AM to 5:00 PM timeframe. And importantly, radio has an incredible 90% penetration, 20% plus penetration, I should say, among key demographics for advertisers, including millennials, Gen X, boomers, Hispanics, African-Americans and more.

Shifting to some additional color on the new company, the new Entercom will have a nationwide footprint covering all the top 10 markets and 23 of the top 25 in the vast majority of the top 50, and as I mentioned earlier, we will be the leading local sports platform, leading news and talk platform and the leading creator of live, original, local audio content.

Let’s go a little bit deeper into each of those at this time. First, sports. We will be aggregating the largest local sports fan base in America. The new Entercom will be the clear leader in sports, home to 45 pro teams, as well as a strong presence in college sports. We broadcast over 4,000 live games each year, and we’ll be the home of many of the most in-demand teams in sports like the Yankees, Red Sox, Cubs, Eagles, Cowboys, Heat, Warriors, Red Wings, just to name a few. And we’re also proud to be the home of both 2017 Super Bowl teams, the Patriots and the Falcons.

Whenever comes sports coverage, we’ll not just be about broadcasting games with many of the country’s strongest sports radio stations, we will also be home to over 100 highly popular local sport talk shows, each with a dedicated fan base, providing must-listen highly engaging content to incredibly loyal fan base.

Entercom will also be a market leader in news and talk radio. These stations are trusted pillars of their local communities, providing live up-to-date news and weather and traffic plus talk shows hosted by well-known personalities. The addition of CBS Radio further strengthens our news platform with seven of the most listened to all new stations in the US, including award-winning stations like 1010 WINS, New York; KNX in Los Angeles; and WBBM in Chicago.

You’ve heard us talk about local a lot this morning. In slide 14, in our presentation highlights, just a handful of the popular local talent in key markets who will be part of the combined company, including many household names. These local personalities are a big differentiator and competitive advantage for Entercom. They are major influencers with strong connections to their listeners and a profound impact in their markets. By focusing on live, original and local content we believe that Entercom will continue to deliver strong ratings and audience engagement and great value to advertisers.

I also want to spend a moment talking about the Company’s powerful live events platform. Together, we will be a leading provider of live original events, hosting over 4,500 events each year. These events range from concerts to multi-day music festivals, speakers series, craft food and beverage experiences and so forth. Our concerts run the gamut from mega events with some of the biggest recording stars to intimate performances providing extraordinary intimate access for fans. Live events offer unique out-of-home experiences for our audiences as well as sponsorship and consumer engagement opportunities for advertisers.

And finally, I’d like to touch on our digital platforms platform. Digital is an important part of our business today. Together, our digital businesses will generate over $100 million in revenue with significant upside potential. We’re very excited to combine our respective digital assets and continue their impressive growth trajectory.

In addition to the market focused and local city websites, CBS bring exciting platforms such as radio.com for streaming radio, Play. It podcast network, the eventful local event discovery businesses with 26 million registered users and 9 million unique monthly visitors with local event information and ticket services.

Entercom’s digital marketing solutions are also important growth drivers. Our digital agency SmartReach Digital offers a suite of solutions to local medium-size businesses, and we continue to drive listener engagement with our brands and personalities across social media, mobile, text, website, emails and other platforms. The combination of all of these various growth opportunities along with the extraordinary brand lineup and highly talented teams of both organizations make us incredibly excited about the opportunities ahead.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

I’d now like to introduce Entercom’s CFO, Steve Fisher, who will walk you through some financial highlights of the transaction. Steve.

Steve Fisher - Entercom Communications Corp. - CFO

Thank you, David. And before I begin, let me remind you what David mentioned at the very beginning, which is we do have a rich set of slides and data available on our company website, entercom.com, on the investor tab. We would refer you there and hope that it will provide helpful background information. What you’ve just heard from David, Weezie and Scott that this truly will be an industry leader, both in operations, which David covered, but also with an excellent financial profile, which I’ll talk about for a few moments.

In terms of revenue, we will be significantly larger than our publicly traded peers. We’ll have the largest market cap of any publicly traded radio group by a considerable margin. With $2 billion of equity market capitalization, Entercom will be the only mid-cap pure-play radio company. With our expanded, enhanced scale, our diversified revenue base, strong and flexible capital structure, which we’ll talk to you about in a moment, our industry metric of lower ongoing capital expenditures, and as David covered, our compelling growth profile plus our attractive dividend and dividend outlook, will truly be a preeminent investment vehicle for debt and equity investors, both in the radio industry and in the broadcasting industry.

In terms of synergies, we expect to generate at least $25 million in cost savings within 12 to 18 months of closing on the combined companies. The majority of these synergies reflect efficiencies from combining the obvious corporate overhead of two organizations. But we’ll also benefit from efficiencies in several markets where the two companies operate stations within FCC limits, and therefore, we can combine station facilities and operation, resulting in operational synergies. These cost savings will drive EBITDA growth and accretion to normalized free cash flow per share, allowing shareholders to participate in the long-term value creation of this combined entity.

We feel the synergies are achievable, and as David said, even conservative. Many of you know of Entercom’s track record of capturing value creation through our past acquisitions. And as David mentioned earlier, Entercom has an excellent track record of successfully integrating many, many transactions in the past. As we move forward, we’ll keep you updated on our integration plans.

Our expected initial pro forma leverage will be approximately 4 times at close or less if we include certain pro forma synergies, which we believe we can achieve. We expect (inaudible) long-term leverage target between 3.5 and 4 times. Our flexible capital structure will position the Company to take advantage of future value-creating opportunities, and our business model generates strong free cash flow, which currently supports an interactive dividend and, as David said, provides a solid base for looking at future dividend growth and outlook as we look ahead. We’ll continue to maintain our focus on financial flexibility and our commitment to delivering value to shareholders.

Few technical things. As David mentioned, this transaction is being structured as a Reverse Morris Trust where CBS Corporation will split off CBS Radio to electing CBS shareholders through an exchange offer just prior to the close. Entercom will issue approximately 105 million shares of Entercom stock that would be used as consideration to CBS’ participating shareholders.

After the close, Entercom will have approximately 146 million of fully diluted shares outstanding. Entercom shareholders will own approximately 28% of the combined company and CBS’ participating shareholders will own approximately 72%.

Finally, a quick walk through the balance sheet of the combined company. CBS executed a successful debt offering for CBS Radio last fall. This CBS term loan B facility of $960 million, their senior notes of $400 million and their $10 million revolver will stay in place since due to the nature of the RMT structure, this is not a change in control of them.

So, CBS will merge into the new company with about $1.370 billion in debt at the close. Our plan is to amend the existing CBS term loan facilities such that it could expand to accommodate the projected Entercom debt, which we ball park at about $500 million, for those who would wish to participate in that role in.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

Entercom’s projected debt includes fees, and it could vary based on the timing of the closing. It also includes the anticipated redemption of our convertible preferred securities. As part of today’s announcement, we’re pleased to say that Goldman Sachs and Morgan Stanley have together put in place a $500 million committed financing package to backstop this event.

So what are the next steps? In a few months, we plan to issue a summary of the merger, the terms and the conditions. This is known as an S4 filing, and it will provide the public and our shareholders a full disclosure of transactions and the financials of the combined company. And this will lead to a vote by Entercom shareholders, which is expected to take place in the second quarter.

As noted in the press release, Entercom’s Founder, Chairman and Controlling Shareholder, Joseph Field, has agreed to vote in favor of this transaction. We will also soon be filing with appropriate regulatory agencies whose approval will be required to complete the transaction. And we hope and believe that the transaction will close in the second half of the year.

So, in summary, the combined company will have a compelling financial profile with a strong balance sheet and significant free cash flow, an attractive dividend creating a premier investment opportunity for radio investors.

Before we go to the operator and your question, I will also note, as I always do on these calls, that if you have questions throughout the days ahead, you can phone me directly, Steve Fisher, 610-660-5647.

With that operator, we’ll now go to you for the questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Marci Ryvicker, Wells Fargo.

Marci Ryvicker - Wells Fargo - Analyst

I’ve been covering you guys for a long time. So, I know this is a significant achievement for you, so congrats. I have two questions, just really on CBS, the radio division sort of been in a turnaround, Wall Street understands it. So I’m curious, David, how you view where CBS Radio has been in the process of the turnaround and maybe is that something that will create additional synergies as you sort of help through that process? And then, the second question is that radio at CBS has been very tied to the TV assets, at least on the digital and online portion. How difficult or easy will be to separate this and with that contribute any cost savings as well? Thanks.

David Field - Entercom Communications Corp. - President & CEO

Marci, first, thank you so much. As far as the turnaround is concerned, look, Andre Fernandez, Scott Herman, the team has been doing, I think, great work turning things around there, but look, I mean, they have an extraordinary platform, they have extraordinary talent, they have an incredible capabilities there, and I just think that the transformational combination of these two organizations taking sort of best of both organizations, learning from each other, stimulating each other, I think CBS being an independent focused radio company, I think all of those elements come together to catalyze growth, and I think also the strategies that we’re going to deploy to really focus in on what we see is some really good growth opportunities that I mentioned during my remarks, I think, are going to — we’re really well positioned, I think, as a new organization to accelerate going forward on a number of levels. So, we feel very, very good about that. And as far as the TV assets are concerned, we’ve been impressed. There has been a great deal of thought that’s been put into that by CBS, and as they were contemplating their IPO, a lot of great work to try to figure out how to facilitate best manner possible. What we found is that the vast majority of their digital assets were independent. So, there is no issue. And as far as where they have overlapped with their local portals between TV and radio, a thoughtful plan put in place to continue the exact same relationship for the next couple of years or so and give plenty of time to the organizations to separate in a manner which does not disrupt the listeners or advertisers.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

Operator

Anthony DiClemente, Nomura Instinet.

Anthony DiClemente - Nomura Instinet - Analyst

Congratulations on the transaction. Two questions. One is on the pro forma balance sheet, CBS had issued some debt to CBS Radio late last year. So, I guess my question is when you talk about the four times pro forma leverage, do that include the new entities assumption of that debt that was issued by CBS? So that, I guess, would be the first question. Then, a little bit more detail about the market overlap would be great. You mentioned — you guys mentioned the possibility of some station sales and I guess I just wonder where are those — can you be a little more granular? Is there an opportunity for swaps instead of sales when you look at the market overlap of CBS Radio and Entercom? Thanks a lot.

David Field - Entercom Communications Corp. - President & CEO

Okay. Let’s have Steve here on the first question and I’ll jump to the second.

Steve Fisher - Entercom Communications Corp. - CFO

Yes, Anthony, and it’s been a while since you covered us. CBS debt facilities will stay in place for those on the phone and that is the Term Loan B, the Senior Notes. And as I indicated, we’ve got committed financing to roll our balance sheet into that structure. We will seek an amendment on the Term Loan B to expand that facility at a very similar leverage profile at the senior level, so we would expect and hope to maintain the same or even improve debt ratings as we do that. So, status quo, and yes, the 4 time does contemplate that. I’d refer everyone to page 24 of the investor deck presentation on our website, and it does give you a structure and cap table. David, your second part.

David Field - Entercom Communications Corp. - President & CEO

Yes. Anthony, the good news here is that given the size of both companies, there actually aren’t that many radio stations that come into play here. About 15 out of 244 will be one FM station in Los Angeles; there will a small handful of stations in Boston, Sacramento, San Francisco, Seattle; that’s really where this will happen. And to your question about our plan, we’ll consider cash sales of these stations, but we do think that swaps are very likely outcome here, obviously very tax-friendly. And furthermore, we think that there will be some really attractive opportunities for this company to work collaboratively and create some win-wins with some of our peers in the industry. So that’s probably where this is going to land.

Operator

Tom Eagan, Telsey Advisors.

Tom Eagan - Telsey Advisory - Analyst

I guess, first, with this more relaxed FCC that we have today, is it possible that the full 15 station divestitures isn’t quite necessary? And then, I have a follow-up after that. Thanks.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

David Field - Entercom Communications Corp. - President & CEO

Sure. Look, basically, there are FCC guidelines and that are structural and which we need to meet and there’s no ambiguity around that. I mean, we are going to put together a thoughtful plan, which we think is within the guidelines as that the government has set in prior situations and try to facilitate an orderly process here that works for all. And your follow-up?

Tom Eagan - Telsey Advisory - Analyst

You mentioned the cost synergies, how might that translate to free cash flow? Thanks.

Steve Fisher - Entercom Communications Corp. - CFO

I’ll take that. As we indicated, about $25 million, and that flows straight to the bottom line, if I understand that. So, if you take, as an example, and this is again on the investor deck, the combined EBITDA on a trailing basis is approximately $468 million, and there is reconciliation pages. We could say within 12 to 18 months, as David indicated, we can visualize out $25 million expected synergies that will go to EBITDA and then flow down through free cash flow.

Operator

Kyle Evans, Stephens.

Kyle Evans - Stephens - Analyst

Start off with a housekeeping, how should we think about cash taxes going forward on a pro forma basis? Then, I have some follow-ups.

Steve Fisher - Entercom Communications Corp. - CFO

Sure. This is Steve Fisher. As you know, Entercom generates tremendous free cash flow and over the years have built up some nice NOL’s, net operating losses. Much of CBS’ assets that come into this portfolio do have a low tax basis. We’ll be outlining all these details in our S4 filing in coming months. But let’s assume this that we will be a cash taxpayer as a result of this transaction and merger. But that does on the flipside allow us to accelerate the use in the combined company of these NOLs. That’s the way we would look at it. We obviously will be doing more work ahead as we supply the pro formas and the details for the S4 filing coming up in the coming months.

Kyle Evans - Stephens - Analyst

Great. And earlier in the call, somebody referred to the CBS Radio as being kind of in a turnaround mode. When we look at the S1 there, we see — it looks like consistent revenue declines and as — with the backdrop Entercom of pretty consistent, positive, same-station core. We just kind of squint and look out into the future, how fast do you think you can kind of grab the wheel and turn the ship and fix those declines of CBS?

Steve Fisher - Entercom Communications Corp. - CFO

Again, I think the foundation is really strong, right? I mean, you have stellar brands of stellar personalities, they’ve done the right things in terms of building great local platforms, and so the foundation is great to build from. And again, we think that when you look at — there is a certain degree of alchemy here, right, by taking some of our guys and some of their guys and sharing best practices and being able to capitalize on the combined scale of this entity and pursue these strategies that we have outlined in this call, and obviously, we’ll be developing further in our plans. We’re very excited about the ability to accelerate this company going forward and post consistently good numbers as we move ahead. As to the pace, it’s going to be a while just till we get in there, right? I mean, for the moment, CBS will continue to be an independent company, we’ll continue to be

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call an independent company and see. So we’re not going to be in there for a little while, but when we do, I am sure that we will move exceedingly quickly together collaboratively to move this company forward in a manner, which is appealing and attractive to our shareholders and all of our stakeholders.

Kyle Evans - Stephens - Analyst

Great. One last one, does this materially change your competitive landscape going forward or is it the same list of competitors that you deal with on a day-to-day basis on the ground?

Steve Fisher - Entercom Communications Corp. - CFO

I think there’s sort of two answers to that question, right? From radio standpoint, it’s still a fiercely competitive business. We’ve got iHeart, which is a wonderful company that does fantastic work, and we’ve got a number of other companies that I won’t name, but that are also formidable competitors that have great radio stations, great market positions, and radio being a predominantly local business, we’ll still have very tough competitive situations in all of our markets forward, just like we have today. But on a national level, I think it enables the company to raise our profile and offer the reach and the scale and the resources to compete against other media and lead to a world in which radio is a more formidable competitor with companies in other media space, and that’s something that iHeart has been carrying on and I think doing a fantastic job with over the last few years. I think this is a great thing for some immediate some competition in general and a good thing for advertisers, who will now have another fully scaled opportunity alternative in radio as they look at all their opportunities across the media landscape.

Operator

Vijay Jayant, Evercore ISI.

David Joyce - Evercore ISI - Analyst

This is David Joyce for Vijay. In thinking through the cost and revenue synergy implications, are there any ongoing ad-buying commitments or tax sharing or other shared service agreements we should be thinking about?

Steve Fisher - Entercom Communications Corp. - CFO

This is Steve Fisher, I’ll pick that up. Incorporated into all the operating results, both trailing and as we see going forward, are certain sharing agreements within CBS. The ongoing relationship between CBS — between Entercom and CBS combined and CBS Television, I’m going to throw it to David in a minute, but we believe they recovered digital and that is included in the financial. So, we believe that, that is out now. On the corporate side, you noticed in recent CBS filings that they had allocated a large number for potential stand-alone public company that won’t be necessary in the combination with us. So, first, let me see if I addressed that question and then, I’ll turn it over to David to address the broader CBS relationship.

David Field - Entercom Communications Corp. - President & CEO

Can you frame that question for me again please in terms of the broader relationship?

David Joyce - Evercore ISI - Analyst

Just in thinking about the potential cost and revenue synergies, what are any ad-buying commitments or tax sharing, other shared service agreements that you would have ongoing?

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

David Field - Entercom Communications Corp. - President & CEO

Yes. I mean, look, I think these companies going forward will hopefully have a great relationship, right? I mean, we’re still going to be having the privilege and, I guess, the honor of having many of important CBS brands like WCBS, KCBS and many of their other brands across the country that will lead to a certain degree of a relationship between the companies going forward, and hopefully some of those synergies and some of those areas to collaborate will remain there on a completely arm’s length basis. We will — we expect CBS to continue to advertise their television stations in their other properties across that platform, and we’ll be open to opportunities to work together collaboratively in the future again on an arm’s length basis as we go forward.

Operator

Davis Hebert, Wells Fargo.

Davis Hebert - Wells Fargo - Analyst

First of all, I’d just like to thank you guys for the very informative slide deck, appreciate all the numbers. It makes our job a lot easier. So, first on the cash flow, I just wanted to try and firm up a couple numbers on CapEx, I mean, should we just assume kind of a combined CapEx number across the two companies or is there any sort of one-time things to be aware of? And then, secondly, on the dividend, I mean, is there any sort of payout ratio you’re looking at, target payout ratio or target dividend yield or anything of that nature?

Steve Fisher - Entercom Communications Corp. - CFO

Yes, Davis. This is Steve Fisher, I will pick up first. On the CapEx side, we do have some stuff in our model models. I don’t think it’s anything that’s out of sorts, and I think I would rather wait and refresh that with our upcoming filings. But again, there are no surprises on that. So, let me just address that. David?

David Field - Entercom Communications Corp. - President & CEO

As far as the dividend is concerned, I touched on that briefly during the remarks, but as you know, we are currently a dividend payer because of the free cash flow generation engine of this industry. Our dividend right now constitutes a very small percentage of our free cash flow. We think going forward, there’s an opportunity to increase that. We’ve not stipulated any number around that going forward, and that’s somethiing, obviously, the Board is going to have to contemplate. But, again, this is a wonderful business model and it affords us the luxury of these kinds of questions, and we would, I think, look to potentially expand that dividend as we go forward.

Davis Hebert - Wells Fargo - Analyst

Okay, great. And second question is you’ve already covered this somewhat with the 15 stations you expect to divest, but is there any other overlap where you’re not required to divest stations, synergies, opportunities there, et cetera?

David Field - Entercom Communications Corp. - President & CEO

Repeat that please.

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FEBRUARY 02, 2017 / 1:30PM, ETM - Entercom Communications Corp to Merge with CBS Radio - M&A Call

Davis Hebert - Wells Fargo - Analyst

Any other overlap where you do not have the divest in these stations?

David Field - Entercom Communications Corp. - President & CEO

I’m sorry. Yes. Yes, of course. So, there will be a few markets where we’ll have that. Miami, San Diego and Atlanta are our markets where we’ll be able to do that. And in addition, we’ll have opportunities in the markets that are overlapping potentially to improve our position as well, even though we also have divestitures to make in those markets.

David Field - Entercom Communications Corp. - President & CEO

So, operator, with that, we’re out of time at this point in time, but we very much appreciate everybody’s interest this morning. We are incredibly excited about the path in front of us. We are confident about the future of this Company and this industry and our ability to compete more effectively for ad dollars going forward, and frankly, we can’t wait to get started. So, thank you for joining us this morning, and we look forward to sharing lots more to come in the future.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation. You may disconnect.

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